FORM BCA 2.10
ARTICLES OF INCORPORATION
Business Corporation Act

Filing Fee: $150

File #: 73520584

Approved By: MAP

FILED
DEC 06 2021
Jesse White
Secretary of State

1. Corporate Name: AFRO DOLLAR MONEY INC.

2. Initial Registered Agent: DERRIC PRICE

First Name | Middle Initial | Last Name

Initial Registered Office: 25 E WASHINGTON ST STE 1500

Number | Street | Suite No.

CHICAGO | IL | 60602-1804 | COOK

City | ZIP Code | County

3. Purposes for which the Corporation is Organized:
The transaction of any or all lawful businesses for which corporations may be incorporated under the Illinois Business Corporation Act.

4. Authorized Shares, Issued Shares and Consideration Received:

Class	Number of Shares Authorized	Number of Shares Proposed to be Issued	Consideration to be Received Therefor
COMMON	100000000000	300000500	$ 15000

NAME & ADDRESS OF INCORPORATOR

5. The undersigned incorporator hereby declares, under penalties of perjury, that the statements made in the foregoing Articles of Incorporation are true.

Dated DECEMBER 06 (Month & Day), 2021 (Year) 25 W WASHINGTON STE 1500 (Street)

DERRIC PRICE (Name) CHICAGO (City/Town) IL (State) 60602 (ZIP Code)